MannKind Corporation

25134 Rye Canyon Loop, Suite 300

Valencia, CA 91355

July 12, 2017

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christine Westbrook

RE:	MannKind Corporation

Registration Statement on Form S-1

Filed July 3, 2017

File No. 333-219136

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause the above-referenced Registration Statement on Form S-1 to become effective at 4:30 p.m. Eastern Time on July 14, 2017, or as soon thereafter as is practicable.

Thank you for your assistance. If you should have any questions, please contact Asa Henin of Cooley LLP, counsel to the Registrant, at (858) 550-6104.

MANNKIND CORPORATION

By:	/s/ David Thomson
David Thomson, Ph.D., J.D.
Corporate Vice President, General Counsel and Secretary